FOR IMMEDIATE RELEASE

AutoChina International Reports 2014 Second Quarter and Six Month Financial Results,

a 48% Increase in Commercial Vehicle Revenues in Second Quarter 2014

Shijiazhuang, Hebei Province, China – September 24, 2014 – AutoChina International Limited (“AutoChina” or the “Company”) (OTC: AUTCF), a leading provider of innovative financing solutions for China’s transportation industry, today reported financial results for the second quarter and six months ended June 30, 2014.

Q2 2014 Operational Highlights

•	4,617 commercial vehicles leased in second quarter of 2014, a 44.5% increase from 3,195 in prior-year period
•	During the second quarter of 2014, the Company established five additional commercial vehicle sales, servicing, leasing and support centers, bringing the total number of locations to 554 as of June 30, 2014.

Q2 2014 Financial Highlights (comparisons are year over year)

•	Total revenues of $253.2 million, up 47.1% from $172.1 million, largely due to the increase in new commercial vehicle leases
•	Gross profit of $24.7 million, up 36.8% from $18.0 million
•	Net income of $4.4 million, or $0.18 per diluted share, was flat compared to net income of $4.4 million, or $0.18 per diluted share
•	Adjusted EBITDA of $13.5 million, an increase of 34.8% from $10.0 million

Six Months 2014 Financial Highlights (comparisons are year over year)

•	Total revenues of $411.6 million, up 69.0% from $243.5 million, largely due to the increase in new commercial vehicle leases initiated during the first half of 2014
•	Gross profit of $44.4 million, up 37.2% from $32.4 million
•	Net income of $1.8 million, or $0.08 per diluted share, compared to $4.8 million, or $0.20 per diluted share, primarily as a result of the one-time litigation expenses incurred to settle the SEC lawsuit in first quarter 2014
•	Adjusted EBITDA of $22.2 million, an increase of 55.7% from $14.2 million

Management Comments

Mr. Yong Hui Li, Chairman and CEO of AutoChina, stated, “We have seen continued positive trends in all of our markets throughout the first half of 2014 and into the summer. AutoChina is benefitting from both a reinvigorated commercial trucking market in China and the effects of the expansion of our network during the last few years. We believe that the Company is properly positioned to be able to take advantage of industry-leading shifts, such as higher emission standards on the heavy-truck segment in which we focus. In addition, we are continuing to leverage our nationwide business platform to offer additional services and financing options to our growing customer base. For example, during the quarter we launched our peer stores business, in which we work together with other commercial vehicle financing companies in order to expand our customer base. We hope to drive increased shareholder value with new initiatives such as this.”

Operations – Heavy Truck Sales

The Company leased 4,617 commercial vehicles in the second quarter of 2014, compared to 3,195 in the prior-year period. At June 30, 2014, the Company had 18,834 leased vehicles under its sales-type leasing program.

During the quarter, the Company repossessed 139 vehicles whose lessees had defaulted on installment payments, sold 152 of these repossessed vehicles (repossessed in the quarter or in prior periods), and recorded six vehicles as losses during the three months ended June 30, 2014. In comparison, there were 165 vehicles repossessed, 226 vehicles sold and two loss vehicles recorded in the quarter ended June 30, 2013.

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Details of the vehicles leased are as follows:

Number of Vehicles Leased

Balance at January 1, 2013	15,078
New leases recorded in the year ended December 31, 2013	11,902
Vehicles repossessed or loss to accident in 2013	(782)
Vehicles transferred to customers at the end of lease term in 2013	(11,203)
Balance at December 31, 2013	14,995
New leases recorded in the six months ended June 30, 2014	7,419
Vehicles repossessed or loss due to accident in the first six months of 2014	(287)
Vehicles returned to lessee upon settling the outstanding installment	71
Vehicles transferred to customers at the end of lease term in first six months of 2014	(3,364)
Balance at June 30, 2014	18,834

Operations – Expansion of Specialty Finance Store Network

During the second quarter of 2014, the Company established five additional commercial vehicle sales, servicing, leasing and support centers in the provinces of Guangdong, Gansu, Guizhou, and Jiangxi. As of June 30, 2014, AutoChina operated 554 financing and service centers in 26 provinces. The Company operates commercial vehicle financing and service centers in the Anhui, Beijing, Chongqing, Fujian, Gansu, Guangdong, Guangxi, Guizhou, Hebei, Henan, Hubei, Hunan, Inner Mongolia, Jiangsu, Jiangxi, Jilin, Liaoning, Ningxia, Shaanxi, Shandong, Shanghai, Shanxi, Sichuan, Tianjin, Yunnan, and Zhejiang areas of China.

Launch of Peer Stores Business

During the second quarter of 2014, AutoChina began working with third-party commercial vehicle financing stores (“peer stores”) to provide financing to their customers. The first two products to be offered are financing for new commercial vehicle purchases and financing for the insurance and taxes related to the purchase of a new commercial vehicle, which were launched in April 2014 and May 2014, respectively. The Company believes that by working with peer stores it can gain a much larger addressable customer base. For example, there are currently over 2,400 peer stores participating in the program, which significantly expands AutoChina’s reach beyond its own existing store network.

Financial Review

2014 Second Quarter

Revenues

•	Total revenues for the second quarter ended June 30, 2014, were $253.2 million, a 47.1% increase from $172.1 million in the prior-year period.

(in thousands)	Three months ended June 30, 2014		Three months ended June 30, 2013
	Amount	% of Revenue	Amount	% of Revenue	YoY % Change
Commercial vehicles	$232,104	91.7%	$156,567	91.0%	48.2%
Finance	14,594	5.8%	10,279	6.0%	42.0%
Insurance	5,549	2.2%	5,258	3.0%	5.5%
Property lease and management	950	0.4%	—	0.0%	100.0%
Total revenues	$253,197	100.0%	$172,104	100.0%	47.1%

•	Commercial vehicle revenue increased 48.2% to $232.1 million from $156.6 million in the prior-year period, primarily as a result of the increase in new leases initiated during the 2014 second quarter. The increase in commercial vehicle revenues was also a result of an increase in average price per vehicle, from $49,000 per vehicle in the 2013 second quarter to $50,300 per vehicle in the 2014 second quarter.

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September 24, 2014

•	Finance revenue increased 42.0% to $14.6 million, or 5.8% of total revenues, during the second quarter of 2014, from $10.3 million in the prior-year period, as a result of the increase in the total outstanding number of commercial vehicle sales, servicing, leasing and support contracts in effect.
•	Insurance revenue increased 5.5% to $5.5 million during the 2014 second quarter from $5.3 million in the prior-year period.
•	Property lease and management revenue from the Company’s office-leasing business totaled $950,000. This business did not exist in the prior-year period.

Gross Profit/Margin

•	Gross profit increased 36.8% to $24.7 million in the three months ended June 30, 2014, from $18.0 million in the prior-year period.
•	Gross margin decreased to 9.7% for the three months ended June 30, 2014, from 10.5% in the prior-year period, primarily due to the significantly higher number of new leases established during the period, which increased the revenue contributions from the lower-margin initial establishment of new leases relative to the higher-margin monthly amortized finance income. As these new leases generate finance income over the next two years, they will have a positive impact on margins.

Net Income

•	Net income remained flat at $4.4 million, or $0.18 per diluted share based on 24.0 million diluted weighted average shares outstanding, in the three months ended June 30, 2014, compared to $4.4 million, or $0.18 per share based on 23.7 million diluted weighted average shares outstanding, in the three months ended June 30, 2013.

Adjusted EBITDA

•	Adjusted EBITDA, which is EBITDA excluding stock-based compensation and the previously mentioned one-time litigation expense, increased 34.8% to $13.5 million for the quarter ended June 30, 2014, compared to $10.0 million in the prior-year quarter.

Six Months 2014

Revenues

•	Total revenues for the six months ended June 30, 2014, were $411.6 million, a 69.1% increase from $243.5 million in the prior year.

(in thousands)	Six months ended June 30, 2014		Six months ended June 30, 2014
	Amount	% of Revenue	Amount	% of Revenue	YoY % Change
Commercial vehicles	$373,635	90.8%	$213,674	87.8%	74.9%
Finance	26,662	6.5%	20,780	8.5%	28.3%
Insurance	9,939	2.4%	9,005	3.7%	10.4%
Property lease and management	1,402	0.3%	—	0.0%	100.0%
Total revenues	$411,638	100.0%	$243,459	100.0%	69.1%

•	Commercial vehicle revenues increased 74.9% to $373.6 million from $213.7 million in the prior year, primarily as a result of the increase in new leases initiated during the first half of 2014. An increase in average price per vehicle, from $48,100 per vehicle in the first half of 2013 to $50,400 per vehicle in the first half of 2014, also contributed to the growth in commercial vehicle revenues.
•	Finance revenues increased 28.3% to $26.7 million, or 6.5% of total revenues, during the six months ended June 30, 2014, compared to $20.8 million in the prior-year period, as a result of an increase in the total outstanding number of commercial vehicle sales, servicing, leasing and support contracts in effect.
•	The Company’s insurance-related revenue increased 10.4% to $9.9 million during the first half of 2014 from $9.0 million in the first half of 2013.
•	Property lease and management revenue from the Company’s office-leasing business totaled $1.4 million during the period. This business did not exist during the prior-year period.

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September 24, 2014

Gross Profit/Margin

•	Gross profit for the six months ended June 30, 2014, was $44.4 million, representing gross margin of 10.8%, a decrease from gross margin of 13.3% in 2012, which is primarily due to reasons stated in the 2014 second quarter financial review.

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September 24, 2014

Net Income

•	Net income for six months ended June 30, 2014, was $1.8 million, or $0.08 per share based on 23.8 million diluted weighted average shares outstanding, compared to $4.8 million, or $0.20 per share based on 23.8 million diluted weighted average shares outstanding, in the prior-year period. The decrease in net income was primarily due to a one-time $4.35 million litigation expense incurred to settle the SEC lawsuit in the 2014 first quarter.

Adjusted EBITDA

•	Adjusted EBITDA, which is EBITDA excluding stock-based compensation and the previously mentioned one-time litigation expense, for the six months ended June 30, 2014, was $22.2 million, a 55.7% increase from $14.2 million in the prior-year period.

See “Non-GAAP Financial Measures” below for a description of Adjusted EBITDA.

Balance Sheet Highlights

At June 30, 2014, AutoChina’s cash and cash equivalents (not including restricted cash) were $43.2 million, working capital was $60.4 million, total debt was $383.2 million (including due to affiliates and accounts payable, related parties), and stockholders’ equity was $252.8 million, compared to $31.4 million, $47.9 million, $295.0 million, and $252.8 million, respectively, at December 31, 2013.

The increase in total debt is largely due to increased financing to support the Company’s increase in total number of sales-type leases. The Company also reported a 30.9% increase in current maturities of net investment in direct financing and sales-type leases during the period.

About AutoChina International Limited

AutoChina International Limited focuses on providing innovative financing solutions for China’s transportation industry. Founded in 2005, we are China’s largest commercial vehicle sales, servicing, leasing, and support network. As of June 30, 2014, the Company owned and operated 554 commercial vehicle financing centers in 26 provinces across China, and primarily provides sales-type leasing and support services for local customers. The Company’s website is http://www.autochinaintl.com.

Safe Harbor Statement

This press release may contain forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995 about the Company. Forward-looking statements are statements that are not historical facts. Such forward-looking statements, based upon the current beliefs and expectations of the Company's management, are subject to risks and uncertainties, which could cause actual results to differ from the forward-looking statements. The following factors, among others, could cause actual results to meaningfully differ from those set forth in the forward-looking statements:

•	Continued compliance with government regulations;
•	Changing legislation or regulatory environments;
•	Requirements or changes affecting the businesses in which the Company is engaged;
•	Industry trends, including factors affecting supply and demand;
•	Labor and personnel relations;
•	Credit risks affecting the Company's revenue and profitability;
•	Changes in the commercial vehicle industry;
•	The Company’s ability to effectively manage its growth, including implementing effective controls and procedures and attracting and retaining key management and personnel;
•	Changing interpretations of generally accepted accounting principles;
•	General economic conditions; and
•	Other relevant risks detailed in the Company’s filings with the Securities and Exchange Commission.

The information set forth herein should be read in light of such risks. The Company does not assume any obligation to update the information contained in this press release.

AutoChina International Ltd.	Page 6
September 24, 2014

CONTACT	Investor Relations
At the Company	The Equity Group Inc.
Jason Wang	Carolyne Y. Sohn
Chief Financial Officer	Senior Associate
(858) 997-0680 / jcwang@kywmall.com	(415) 568-2255 / csohn@equityny.com

Adam Prior
Senior Vice President
(212) 836-9606 / aprior@equityny.com

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September 24, 2014

AUTOCHINA INTERNATIONAL LIMITED AND SUBSIDIARIES

CONDENSED CONSOLIDATED STATEMENT OF INCOME AND COMPREHENSIVE INCOME (LOSS) (Unaudited)

(in thousands except share and per share data)

	Three months ended June 30,		Six months ended June 30,
	2014	2013	2014	2013

Revenues
Commercial vehicles	$232,104	$156,567	$373,635	$213,674
Finance	14,594	10,279	26,662	20,780
Insurance	5,549	5,258	9,939	9,005
Property lease and management	950	—	1,402	—
Total revenues	253,197	172,104	411,638	243,459

Cost of sales
Commercial vehicles	16,801	2,966	18,086	4,457
Commercial vehicles, related parties	210,493	150,239	346,636	204,956
Insurance	631	871	1,269	1,678
Property lease and management	613	—	1,245	—
Total cost of sales	228,538	154,076	367,236	211,091

Gross profit	24,659	18,028	44,402	32,368

Operating (income) expenses
Selling and marketing	2,982	2,618	5,427	4,821
General and administrative	12,592	11,468	24,606	23,244
Litigation expense	—	—	4,350	—
Interest expense	3,102	1,789	5,796	3,449
Interest expense, related parties	2,814	196	4,649	377
Other income, net	(2,958)	(4,227)	(4,947)	(6,640)
Total operating expenses	18,532	11,844	39,881	25,251

Income from operations	6,127	6,184	4,521	7,117

Other income
Interest income	39	135	72	227
Other income	39	135	72	227

Income before income taxes	6,166	6,319	4,593	7,344

Income tax provision	1,767	1,959	2,793	2,571

Net income	4,399	4,360	1,800	4,773

Foreign currency translation adjustment	(117)	4,182	(2,670)	5,010

Comprehensive income (loss)	$4,282	$8,542	$(870)	$9,783

Basic	$0.19	$0.19	$0.08	$0.20
Diluted	$0.18	$0.18	$0.08	$0.20

Weighted average shares outstanding
Basic	23,549,503	23,538,919	23,548,571	23,538,919
Diluted	23,984,487	23,687,491	23,819,428	23,777,275

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AUTOCHINA INTERNATIONAL LIMITED AND SUBSIDIARIES

CONDENSED CONSOLIDATED BALANCE SHEETS

(in thousands except share and per share data)

	June 30,	December 31,
	2014	2013
	(unaudited)
ASSETS
Current assets
Cash and cash equivalents	$43,150	$31,370
Restricted cash	1,225	1,244
Accounts receivable, net of provision for doubtful debts of $24,904 and $20,891 as of June 30, 2014 and December 31, 2013, respectively	26,955	27,931
Inventories	4,095	5,319
Prepaid expenses and other current assets	5,431	5,261
Other financing receivables	9,147	—
Current maturities of net investment in direct financing and sales-type leases, net of provision for doubtful debts of $146 and $389 as of June 30, 2014 and December 31, 2013, respectively	342,503	261,684
Deferred income tax assets	7,164	5,515
Total current assets	439,670	338,324

Noncurrent assets
Property, equipment and leasehold improvements, net	80,158	82,254
Deferred income tax assets	5,175	4,126
Net investment in direct financing and sales-type leases, net of current maturities	118,882	128,415

Total assets	$643,885	$553,119

LIABILITIES AND SHAREHOLDERS’ EQUITY
Current liabilities
Short-term borrowings (including short-term borrowings of the consolidated variable interest entities (“VIEs”) without recourse to AutoChina of $154,401 and $124,654 as of June 30, 2014 and December 31, 2013, respectively)	$206,410	$160,737
Long-term payables, current portion (including long-term payables, current of the consolidated VIEs without recourse to AutoChina of nil and nil as of June 30, 2014 and December 31, 2013, respectively)	1,460	1,436
Accounts payable (including accounts payable of the consolidated VIEs without recourse to AutoChina of $1,054 and $93 as of June 30, 2014 and December 31, 2013, respectively)	5,431	10,130
Accounts payable, related parties (including accounts payable of the consolidated VIEs without recourse to AutoChina of $119,888 and $44,044 as of June 30, 2014 and December 31, 2013, respectively)	121,955	57,586
Other payables and accrued liabilities (including other payables and accrued liabilities of the consolidated VIEs without recourse to AutoChina of $13,125 and $10,323 as of June 30, 2014 and December 31, 2013, respectively)	22,023	17,146
Due to affiliates (including due to affiliates of the consolidated VIEs without recourse to AutoChina of $589 and $86 as of June 30, 2014 and December 31, 2013, respectively)	14,089	38,143
Customer deposits (including customer deposits of the consolidated VIEs without recourse to AutoChina of $353 and $319 as of June 30, 2014 and December 31, 2013, respectively)	3,834	1,680
Income tax payable (including income tax payable of the consolidated VIEs without recourse to AutoChina of $2,104 and $2,761 as of June 30, 2014 and December 31, 2013, respectively)	4,046	3,599
Total current liabilities	379,248	290,457

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September 24, 2014

AUTOCHINA INTERNATIONAL LIMITED AND SUBSIDIARIES

CONDENSED CONSOLIDATED BALANCE SHEETS - Continued

(in thousands except share and per share data)

	June 30,	December 31,
	2014	2013
	(unaudited)

Total current liabilities	379,248	290,457

Noncurrent liabilities
Long-term payables (including long-term payables of the consolidated VIEs without recourse to AutoChina of $11,672 and $8,955 as of June 30, 2014 and December 31, 2013, respectively)	11,831	9,857

Total liabilities	391,079	300,314

Commitments and Contingencies	—	—

Shareholders’ equity
Preferred shares, $0.001 par value authorized - 1,000,000 shares; issued - none	—	—
Ordinary shares - $0.001 par value authorized - 100,000,000 shares; issued and outstanding – 23,549,644 shares at June 30, 2014; and $0.001 par value authorized – 100,000,000 shares; issued and outstanding – 23,545,939 shares at December 31, 2013, respectively	24	24
Additional paid-in capital	328,502	327,631
Statutory reserves	22,947	22,947
Accumulated losses	(127,809)	(129,609)
Accumulated other comprehensive income	29,142	31,812
Total shareholders’ equity	252,806	252,805

Total liabilities and shareholders’ equity	$643,885	$553,119

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September 24, 2014

AUTOCHINA INTERNATIONAL LIMITED AND SUBSIDIARIES

CONDENSED CONSOLIDATED STATEMENTS OF CASH FLOWS (Unaudited)

(in thousands)

	Six Months Ended June 30,
	2014	2013

Net cash used in operating activities	$(70,542)	$(14,977)

Cash flow from investing activities:
Purchase of property, equipment and leasehold improvements	(4,897)	(1,095)

Net cash used in investing activities	(4,897)	(1,095)

Cash flow from financing activities:
Proceeds from borrowings	103,645	57,363
Repayments of borrowings	(57,017)	(43,877)
Proceeds from affiliates for debt	9,937	7,651
Repayment to affiliates	(33,700)	(19,843)
Increase in accounts payable, related parties	346,636	204,956
Repayment to accounts payable, related parties	(281,595)	(201,207)

Net cash provided by financing activities	87,906	5,043

Net cash provided by (used in) operating, investing and financing activities	12,467	(11,029)

Effect of foreign currency translation on cash and cash equivalents	(687)	608

Net increase (decrease) in cash and cash equivalents	11,780	(10,421)

Cash and cash equivalents, beginning of the period	31,370	75,777

Cash and cash equivalents, end of the period	$43,150	$65,356

Supplemental disclosure of cash flow information:
Interest paid	$7,695	$3,589
Income taxes paid	$5,044	$5,855

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September 24, 2014

Non-GAAP Financial Measures ($ in thousands)

A reconciliation of Adjusted EBITDA to net income is provided below:

	Three Months Ended June 30,		Six Months Ended June 30,
	2014	2013	2014	2013
Net income attributable to shareholders	$4,399	$4,360	$1,800	$4,773
Interest expenses	5,916	1,985	10,445	3,826
Interest income	(39)	(135)	(72)	(227)
Income tax provision	1,767	1,959	2,793	2,571
Stock-based compensation	434	943	871	1,941
Depreciation & Amortization	978	869	1,966	1,342
Litigation expense	-	-	4,350	-
Adjusted EBITDA	$13,455	$9,981	$22,153	$14,226

USE OF NON-GAAP MEASURES

AutoChina defines Adjusted EBITDA as net income before interest expense (income), income taxes, depreciation and amortization, as well as the exclusion of stock-based compensation and one-time litigation expenses. Adjusted EBITDA excludes certain financial information that would be included in net income (loss), the most directly comparable GAAP financial measure. Users of this financial information should consider the type of material events and transactions that are excluded from Adjusted EBITDA, and the material limitations of therein. For example, Adjusted EBITDA does not include net interest expense, but because AutoChina has borrowed money to finance its operations, interest expense is a necessary and ongoing part of its costs and has assisted AutoChina in generating revenue; Adjusted EBITDA does not include taxes, although payment of taxes is a necessary and ongoing part of AutoChina’s operations; and Adjusted EBITDA does not include depreciation and amortization expense, but because AutoChina uses capital assets to generate revenue, depreciation and amortization expense is a necessary element of its cost structure. Therefore, Adjusted EBITDA should not be considered an alternative to, or more meaningful than, net income, as determined in accordance with GAAP, since it omits the impact of these expenses incurred by AutoChina.

AutoChina believes that the presentation of these non-GAAP financial measures is warranted and useful to its shareholders because it provides an additional analytical tool for understanding the Company’s financial performance by excluding certain items that may obscure trends in the core operating performance of the Company’s business. Using Adjusted EBITDA also facilitates management's internal comparisons to AutoChina's historical performance and liquidity. AutoChina computes Adjusted EBITDA using the same consistent method from quarter to quarter. The table above has more details on the reconciliations between GAAP financial measures that are most directly comparable to Non-GAAP financial measures.